Exhibit 99.1

Results of Annual General Meeting

London: Friday, April 27, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that all ordinary resolutions and special resolutions put to its Annual General Meeting (“AGM”) held on April 27, 2018 were duly passed.  The poll results of the resolutions were as follows:

				Number of Votes (%)*
Resolutions				For	Against	Withheld#
1	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2017.			43,747,211 (99.99947%)	230 (0.00053%)	0

2	To re-elect Mr Simon To as a director.			43,207,556 (99.18903%)	353,263 (0.81097%)	186,622

3	To re-elect Mr Christian Hogg as a director.			43,742,340 (99.98880%)	4,901 (0.01120%)	200

4	To re-elect Professor Tony Mok as a director.			43,747,241 (100.00000%)	0 (0.00000%)	200

5	To re-elect Ms Edith Shih as a director.			43,742,310 (99.98873%)	4,931 (0.01127%)	200

6	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration.			43,747,211 (99.99947%)	230 (0.00053%)	0

7	Ordinary Resolution No. 7(A)	:	To grant a general mandate to the directors of the Company to issue additional shares.	43,746,866 (99.99869%)	575 (0.00131%)	0

	Special Resolution No. 7(B)	:	To disapply pre-emption rights (general power).	42,520,006 (98.71637%)	552,895 (1.28363%)	674,540

	Special Resolution No. 7(C)	:	To disapply pre-emption rights (in connection with an acquisition or specified capital investment).	41,723,007 (96.86602%)	1,349,894 (3.13398%)	674,540

	Ordinary Resolution No. 7(D)	:	To grant a general mandate to the directors of the Company to repurchase shares of the Company.	43,746,636 (99.99816%)	805 (0.00184%)	0

*  Percentages rounded to 5 decimal places

#  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

As at the date of the AGM, the number of issued shares of Chi-Med was 66,484,620, which was the total number of shares entitling the holders to attend and vote on the ordinary resolutions and special resolutions proposed at the AGM.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500